Exhibit 99.139

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Gunnison Copper Corp. of our report dated March 31, 2026 relating to the consolidated financial statements as at and for the years ended December 31, 2025 and 2024, which appears in Exhibit 99.74 to this Registration Statement on Form 40-F.

We also consent to the incorporation by reference in this Registration Statement on Form 40-F of Gunnison Copper Corp. of our report dated March 31, 2025 relating to the consolidated financial statements as at and for the years ended December 31, 2024 and 2023, which appears in Exhibit 99.7 to this Registration Statement on Form 40-F.

We also consent to the references to us under the heading “Interest of Experts”, in the Annual Information Form dated March 31, 2026 which appears in Exhibit 99.73 to this Registration Statement on Form 40-F; the Annual Information Form dated March 31, 2025, which appears in Exhibit 99.14, to this Registration Statement on Form 40-F; the Preliminary Short Form Base Shelf Prospectus dated May 11, 2026 which appears in Exhibit 99.84 to this Registration Statement on Form 40-F; the Final Short Form Base Shelf Prospectus dated May 19, 2026 which appears in Exhibit 99.92 to this Registration Statement on Form 40-F; and the Prospectus Supplement to the Short Form Base Shelf Prospectus dated May 29, 2026 which appears in Exhibit 99.104 to this Registration Statement on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia, Canada

October 9, 2026